FOR IMMEDIATE RELEASE	TUESDAY, SEPTEMBER 12, 2006

Shell Scotford Upgrader reports operational upset

Fort Saskatchewan, Alberta - Shell Canada confirmed that an “all clear” has been issued to neighbours following an upset today at its Scotford Upgrader near Fort Saskatchewan, Alberta. There were no injuries.

“We offer our sincere apologies for any inconvenience or concern that these events have caused,” said Peter St. George, Shell Canada’s General Manager, Scotford Complex.

At about 10:00 a.m. this morning, a leak on a bypass valve occurred at the Upgrader’s residue hydroconversion (RHC) unit, which upgrades bitumen into synthetic crude oil. Shell’s emergency response personnel responded immediately, and took measures to cool the unit and prevent any fire. Emergency response personnel from Strathcona County also responded. Steam and vapourized hydrocarbons were visible over the plant site for approximately three hours. As of 3:30 pm, the leak had been stopped and a safe shutdown of the RHC unit continues.

About 1400 employees and contractors from the Shell Scotford refinery, upgrader and chemical plant were evacuated to safe locations within the Scotford Complex site. Starting in the early afternoon when it was safe to do so, non-essential personnel were permitted to go home.

As a precaution, neighbours within a five-kilometre radius of Scotford were contacted and those east of Scotford (downwind) were advised to stay indoors. Neighbours were given the all-clear via the North East Region Community Awareness and Emergency Response call out line (NRCAER) at 3:45 pm.

Air monitoring stations and mobile equipment measured no levels above 0.1 parts per million (ppm) of sulphur dioxide, hydrogen sulphide or hydrocarbon emissions outside of the plant site, although some odours were reported into the afternoon. Some individuals may have experienced eye, nose and/or throat irritation. These effects are temporary and expected to subside quickly.

Regulatory agencies were notified and on site for the duration of the incident.

Investigation into the cause of the problem is underway. Shell is cooperating fully with regulatory agencies to determine the cause of this incident and an unrelated upset that occurred late last week.

For more information, contact:

Randy Provencal
Sr. PA Representative
Shell Canada 780-992-3027